Filed by Canadian National Railway Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                             Subject Company:  Canadian National Railway Company
                                                   Commission File No. 333-94399


[GRAPHIC OMITTED - CN LOGO]                        [GRAPHIC OMITTED - BNSF LOGO]





FOR IMMEDIATE RELEASE


           CN AND BNSF GUARANTEE SHIPPERS EQUAL OR BETTER RAIL SERVICE
                AND ROUTE OPTIONS AFTER COMBINATION TAKES EFFECT

             CN AND BNSF TODAY PROVIDE RAIL INDUSTRY'S BEST SERVICE


MONTREAL and FORT WORTH, Texas, Feb. 14, 2000 -- Canadian National Railway Company (TSE: CNR; NYSE: CNI) ("CN") and Burlington Northern Santa Fe Corporation (NYSE: BNI) ("BNSF") said today they will guarantee shippers equal or better rail service over their railroads after they are combined. Today, CN and BNSF provide the best service in the rail industry.

In addition, CN and BNSF will guarantee route options for shippers. This means existing gateways will remain open after the proposed combination is effective, and a rail alternative will be assured for the very few shippers who would otherwise have one rather than two railroads to use after the combination takes effect.

BNSF and CN have outlined the guarantees in a letter to their customers.

"These guarantees are unprecedented in the North American railroad industry," said BNSF Chairman and Chief Executive Officer Robert D. Krebs and CN President and Chief Executive Officer Paul M. Tellier. "They reflect our confidence that the combination of CN and BNSF will set a new standard for rail service and competition. If our performance doesn't measure up, we'll make it right in a way that's right for our shippers.

"We have been meeting with our customers to discuss the CN/BNSF combination, and we've heard the message loud and clear - they do not want service problems or the loss of route options such as those that followed the Union Pacific-Southern Pacific merger and the break-up of Conrail. CN and BNSF are the service leaders in the rail industry today, and we're sure the CN/BNSF combination will meet or exceed our current service levels. That's why we'll guarantee service levels and route options for our customers."

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CN and BNSF announced their proposed combination through a new company, North
American Railways, Inc., on Dec. 20, 1999. The combination will create a rail system stretching 50,000 route miles, linking eight Canadian provinces and 33 states in the western and central United States, and employing 67,000 people. The combined system will offer North American rail shippers greatly expanded single-line service options and gateway choices; a coordinated marketing plan; reduced transit times; enhanced reliability; unified customer service information, including easier tracking, tracing and ordering; simplified billing; greater capacity; and improved asset utilization.

CN and BNSF have filed a petition with the United States Surface Transportation Board (STB) proposing a 365-day schedule for the agency's review of their proposed business combination.

The two railroads will file as soon as practicable after March 20, 2000, a joint application seeking STB Board approval of their combination.

Through its subsidiary, The Burlington Northern and Santa Fe Railway Company, BNSF, headquartered in Fort Worth, Texas, operates one of the largest rail networks in North America, with 33,500 route miles of track covering 28 states and two Canadian provinces.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

CN and North American Railways, Inc. have filed a registration statement on Form F-4/S-4 with the United States Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. The registration statement has not been declared effective. This filing also includes the preliminary proxy statement for the shareholders' meetings to be held for approval of the combination. Investors should read this document and other documents filed with the SEC by CN, BNSF and North American Railways, Inc. about the combination because they contain important information. These documents may be obtained for free at the SEC's Web site, WWW.SEC.GOV. Other filings made by CN on Forms 40-F and 6-K may be obtained for free from the CN Corporate Secretary's office at (514) 399-6569. Other filings made by BNSF on Forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary's office at (817) 352-6856. For information concerning participants in CN's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by CN under Rule 14a-12. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under Rule 14a-12.

                                   # # #



Contact for CN:                                               Contact for BNSF:
Mark Hallman                                                  Richard Russack
(416) 217-6390                                                (817) 352-6425

                                -----------------

Investors are urged to read the joint proxy statement/circular/prospectus related to the CN/BNSF combination that was filed with the United States Securities and Exchange Commission (SEC) on Form F-4, together with any amendments to it, as it contains important information. Investors can obtain this and any other documents filed with the SEC without charge at the Internet web site of the SEC (www.sec.gov). Other filings made by CN on Forms 40-F and 6-K may be obtained for free from the CN Corporate Secretary's office at (514) 399-6569. Other filings made by BNSF on Forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary's office at (817) 352-6856. For information concerning participants in CN's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by CN under Rule 14a-12.